SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
September 12, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

This Report on Form 6-K contains a press release of Qimonda AG dated September 11, 2007, regarding the announcement by Infineon Technologies AG to sell a part of its stake in Qimonda AG.

News Release — Presseinformation
Qimonda Welcomes Announcement of Infineon Sale of Qimonda Shares
Munich, September 11, 2007 – Qimonda AG (NYSE QI) welcomed the announcement today by Infineon Technologies AG (FSE/NYSE: IFX) to offer American Depositary Shares (ADSs) to reduce its equity interest in Qimonda.
As mentioned in the Infineon announcement, Qimonda today filed a registration statement with the U.S. Securities and Exchange Commission, including a prospectus supplement relating to a proposed secondary offering of 25 million American Depositary Shares (ADS), plus an additional over-allotment option of up to 3.75 million ADS. Assuming that the sale proceeds as planned, Infineon’s interest in Qimonda would be reduced to 78.6 percent. Furthermore, if the greenshoe option is exercised in full, Infineon’s interest in Qimonda would be further reduced to 77.5 percent. Each ADS represents one ordinary share of Qimonda.
Additionally, Infineon announced that its wholly owned subsidiary Infineon Technologies Investment B.V. intends to offer exchangeable notes to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act of 1933. If the maximum amount of exchangeable notes is issued and later exchanged for Qimonda shares, Qimonda’s free float would increase by a further 5 percent.
Concurrently with these transactions, Infineon intends to lend an affiliate of U.S. investment bank JP Morgan Securities, up to 10 million Qimonda ADSs alongside its placement of the exchangeable bond.
Qimonda will not receive any proceeds from the sale of the securities sold or loaned by Infineon.

For the business and trade press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 3 September 11, 2007
Citi, Credit Suisse, and J.P. Morgan are acting as joint bookrunners for the offering of ADSs.
When available, a copy of the prospectus relating to the ADSs may be obtained from Citi, Brooklyn Army Terminal, 140 58 th Street, 8 th floor, Brooklyn, NY 11220 (Tel: +1-718-765-6732) or Credit Suisse, Prospectus Department, One Madison Avenue, New York, NY 10010, (Tel: +1-800-221-1037) or JPMorgan, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 (Tel: +1-718-242-8002).. It may also be accessed through our website at www.infineon.com, Qimonda’s website at www.qimonda.com or directly through the U.S. Securities and Exchange Commission at www.sec.gov.
This press release does not constitute an offer of the exchangeable bonds of Infineon for sale in the United States.The exchangeable bonds have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of €3.81 billion in its 2006 financial year and has approximately 13,000 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.

For the business and trade press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 3 of 3 September 11, 2007
Disclaimer:
Certain statements in this press information, and other written or oral statements made by or on behalf of Qimonda AG, are “forward-looking statements“ within the meaning of the U.S. federal securities laws. All statements, other than statements of historical facts, including statements regarding Qimonda’s future results of operations and financial position, Qimonda’s business strategy and plans, and Qimonda’s objectives for future operations, are forward-looking statements within the meaning of these laws. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “thinks”, “estimates”, “seeks”, “predicts”, “potential”, and similar expressions. Although Qimonda believes that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors“ and elsewhere in the prospectus filed with the U.S. Securities and Exchange Commission on September 11, 2007, including those documents incorporated therein by reference, as part of the registration statement on Form F-3 and the prospectus supplement, subject to completion, dated September 11, 2007, as filed with the SEC. Those factors, among others, could cause Qimonda’s actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read and consider the prospectus, you should carefully understand that the forward-looking statements are not guarantees of performance or results. These factors expressly qualify all subsequent oral and written forward-looking statements attributable to Qimonda or persons acting on Qimonda’s behalf. New risks and uncertainties arise from time to time, and Qimonda cannot predict those events or how they may affect us. Except for any ongoing obligations to disclose material information as required by the federal securities laws, Qimonda does not have any intention or obligation to update forward-looking-statements after the date of this presentation.

For the business and trade press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this press release to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: September 12, 2007	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board